# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roblox Corp, CIK 0001315098
CUSIP: 771049103
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 970 PARK PLACE, SAN MATEO, California (CA), 94403
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023077
Filed by CIK 0001833040

## Reporting persons
- Altos Ventures IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,241,851; shared voting power 0; sole dispositive power 3,241,851; shared dispositive power 0; aggregate amount beneficially owned 3,241,851 (0.5% of the class)
- Altos Ventures IV Liquidity Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,846,872; shared voting power 0; sole dispositive power 5,846,872; shared dispositive power 0; aggregate amount beneficially owned 5,846,872 (1% of the class)
- Altos Roblox SPV 1, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,335,883; shared voting power 0; sole dispositive power 2,335,883; shared dispositive power 0; aggregate amount beneficially owned 2,335,883 (0.4% of the class)
- Altos Roblox SPV 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 544,558; shared voting power 0; sole dispositive power 544,558; shared dispositive power 0; aggregate amount beneficially owned 544,558 (0.1% of the class)
- Altos Ventures IV Reserve Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 126,819; shared voting power 0; sole dispositive power 126,819; shared dispositive power 0; aggregate amount beneficially owned 126,819 (0% of the class)
- Altos Roblox SPV 2020, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,711,387; shared voting power 0; sole dispositive power 2,711,387; shared dispositive power 0; aggregate amount beneficially owned 2,711,387 (0.4% of the class)
- Altos Hybrid 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 72,270; shared voting power 0; sole dispositive power 72,270; shared dispositive power 0; aggregate amount beneficially owned 72,270 (0% of the class)
- Altos Hybrid 4, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 111,112; shared voting power 0; sole dispositive power 111,112; shared dispositive power 0; aggregate amount beneficially owned 111,112 (0% of the class)
- Altos Management Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,241,851; shared voting power 0; sole dispositive power 3,241,851; shared dispositive power 0; aggregate amount beneficially owned 3,241,851 (0.5% of the class)
- Altos IV LR GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,973,691; shared voting power 0; sole dispositive power 5,973,691; shared dispositive power 0; aggregate amount beneficially owned 5,973,691 (1% of the class)
- Altos Hybrid 2 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 72,270; shared voting power 0; sole dispositive power 72,270; shared dispositive power 0; aggregate amount beneficially owned 72,270 (0% of the class)
- Altos Hybrid 4 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 111,112; shared voting power 0; sole dispositive power 111,112; shared dispositive power 0; aggregate amount beneficially owned 111,112 (0% of the class)
- Altos Roblox Management Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,880,441; shared voting power 0; sole dispositive power 2,880,441; shared dispositive power 0; aggregate amount beneficially owned 2,880,441 (0.5% of the class)
- Altos Roblox 2020 Management Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,711,387; shared voting power 0; sole dispositive power 2,711,387; shared dispositive power 0; aggregate amount beneficially owned 2,711,387 (0.4% of the class)
- Anthony P. Lee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,425,439; shared voting power 14,990,752; sole dispositive power 7,425,439; shared dispositive power 14,990,752; aggregate amount beneficially owned 22,416,191 (3.7% of the class)
- Han Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,127,167; shared voting power 14,990,752; sole dispositive power 6,127,167; shared dispositive power 14,990,752; aggregate amount beneficially owned 21,117,919 (3.5% of the class)
- Hodong Nam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,840,689; shared voting power 14,990,752; sole dispositive power 6,840,689; shared dispositive power 14,990,752; aggregate amount beneficially owned 21,831,441 (3.6% of the class)

## Item 1. Issuer
Name of issuer: Roblox Corp
Address of issuer's principal executive offices: 970 PARK PLACE, SAN MATEO, CA, 94403.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Altos Ventures IV, L.P. ("Altos IV")
Altos Ventures IV Liquidity Fund, L.P. ("Altos IV LF")
Altos Roblox SPV 1, LLC ("AR SPV 1")
Altos Roblox SPV 2, LLC ("AR SPV 2")
Altos Ventures IV Reserve Fund, L.P. ("Altos IV RF")
Altos Roblox SPV 2020, LLC ("AR SPV 2020")
Altos Hybrid 2, L.P. ("Altos Hybrid 2")
Altos Hybrid 4, L.P. ("Altos Hybrid 4")
Altos Management Partners IV, LLC ("Altos IV GP")
Altos IV LR GP, LLC ("Altos IV LR GP")
Altos Hybrid 2 GP, LLC ("Altos Hybrid 2 GP")
Altos Hybrid 4 GP, LLC ("Altos Hybrid 4 GP")
Altos Roblox Management Partners, LLC ("Altos Roblox Management")
Altos Roblox 2020 Management Partners, LLC ("AR 2020 Management")
Anthony P. Lee ("Lee")
Han Kim ("Kim")
Hodong Nam ("Nam")
Address of principal business office or, if none, residence:
250 California Drive, Floor 4
Burlingame, CA 94010
Citizenship:
Altos IV Delaware
Altos IV LF Delaware
AR SPV 1 Delaware
AR SPV 2 Delaware
Altos IV RF Delaware
AR SPV 2020 Delaware
Altos Hybrid 2 Delaware
Altos Hybrid 4 Delaware
Altos IV GP Delaware
Altos IV LR GP Delaware
Altos Hybrid 2 GP Delaware
Altos Hybrid 4 GP Delaware
Altos Roblox Management Delaware
AR 2020 Management Delaware
Lee United States
Kim United States
Nam United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of the following: (i) 3,241,851 shares held directly by Altos IV; (ii) 5,846,872 shares held directly by Altos IV LF; (iii) 2,335,883 shares held directly by AR SPV 1; (iv) 544,558 shares held directly AR SPV 2; (v) 126,819 shares held directly by Altos IV RF; (vi) 2,711,387 shares held directly by AR SPV 2020; (vii) 72,270 shares held directly by Altos Hybrid 2; (viii) 111,112 shares held directly by Altos Hybrid 4; (ix) 7,425,439 shares held by Lee; (x) 6,127,167 shares held by Kim; and (xi) 6,840,689 shares held by Nam.

Altos IV GP is the general partner of Altos IV and has voting and dispositive power with respect to the shares held by Altos IV. Altos IV LR GP is the general partner of each of Altos IV LF and Altos IV RF and has voting and dispositive power with respect to the shares held by each of Altos IV LF and Altos IV RF. Altos Roblox Management is the manager of each of AR SPV 1 and AR SPV 2 and has voting and dispositive power with respect to the shares held by each of AR SPV 1 and AR SPV 2. AR 2020 Management is the manager of AR SPV 2020 and has voting and dispositive power with respect to the shares held by AR SPV 2020. Altos Hybrid 2 GP is the general partner of Altos Hybrid 2 and has voting and dispositive power with respect to the shares held by Altos Hybrid 2. Altos Hybrid 4 GP is the general partner of Altos Hybrid 4 and has voting and dispositive power with respect to the shares held by Altos Hybrid 4. Each of Lee, Kim and Nam is a managing member of each of Altos IV GP, Altos IV LR GP, Altos Roblox Management, AR 2020 Management, Altos Hybrid 2 GP and Altos Hybrid 4 GP and has voting and dispositive power with respect to the shares held by each of Altos IV, Altos IV LF, AR SPV 1, AR SPV 2, Altos IV RF, AR SPV 2020, Altos Hybrid 2 and Altos Hybrid 4.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference. The percentage set forth in Row 11 of each Reporting Person's cover page is based upon 607,546,629 shares of the Issuer's Class A Common Stock outstanding as of October 15, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on October 31, 2024.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page, as supplemented by the information described in Item 4(a) above, sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page, as supplemented by the information described in Item 4(a) above, sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page, as supplemented by the information described in Item 4(a) above, sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page, as supplemented by the information described in Item 4(a) above, sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EX-99.1 Joint Filing Agreement, dated February 14, 2022, among the Reporting Persons.*
* Filed previously

## Signatures
- Altos Ventures IV, L.P.: /s/ Anthony P. Lee, By Altos Management Partners IV, LLC, its General Partner, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Ventures IV Liquidity Fund, L.P.: /s/ Anthony P. Lee, By Altos IV LR GP, LLC, its General Partner, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Roblox SPV 1, LLC: /s/ Anthony P. Lee, By Altos Roblox Management Partners, LLC, its Manager, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Roblox SPV 2, LLC: /s/ Anthony P. Lee, By Altos Roblox Management Partners, LLC, its Manager, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Ventures IV Reserve Fund, L.P.: /s/ Anthony P. Lee, By Altos IV LR GP, LLC, its General Partner, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Roblox SPV 2020, LLC: /s/ Anthony P. Lee, By Altos Roblox 2020 Management Partners, LLC, its Manager, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Hybrid 2, L.P.: /s/ Anthony P. Lee, By Altos Hybrid 2 GP, LLC, its General Partner, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Hybrid 4, L.P.: /s/ Anthony P. Lee, By Altos Hybrid 4 GP, LLC, its General Partner, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Management Partners IV, LLC: /s/ Anthony P. Lee, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos IV LR GP, LLC: /s/ Anthony P. Lee, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Hybrid 2 GP, LLC: /s/ Anthony P. Lee, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Hybrid 4 GP, LLC: /s/ Anthony P. Lee, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Roblox Management Partners, LLC: /s/ Anthony P. Lee, By Anthony P. Lee, Managing Director (02/14/2025)
- Altos Roblox 2020 Management Partners, LLC: /s/ Anthony P. Lee, By Anthony P. Lee, Managing Director (02/14/2025)
- Anthony P. Lee: /s/ Anthony P. Lee, Anthony P. Lee (02/14/2025)
- Han Kim: /s/ Han Kim, Han Kim (02/14/2025)
- Hodong Nam: /s/ Hodong Nam, Hodong Nam (02/14/2025)